FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, March 29, de 2007 - Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its fourth quarter 2006 results. The Company’s operating and financial information, as well as the comparisons referring to 2005 – unless otherwise indicated – is presented on a consolidated basis and denominated in Reais, in accordance with the Brazilian Corporate Law.

4th Quarter 2006 Highlights

• Net sales totaled R$ 3,943.2 million in 4Q06, a 4.5% growth over 4Q05.
• Non-food products represented 26.5% of the Group’s sales and non-food ‘same store sales’ grew by 12.6% year-on-year.
• The Company implemented and consolidated important adjustments in 2006, and pro-forma EBITDA totaled R$ 282.2 million in 2006, with a 7.2% margin.
 • In the year-end, the Group had 21 new stores – including 4 Extra Perto units, which represented our entry in a new segment, the convenience retail. Most store openings happened in 4Q06 (18 new stores): 2 Pão de Açucar, 8 CompreBem, 4 Extra and 4 Extra Perto.
• FIC ended the year representing 13% of total sales, with 5 million clients and R$ 893 million in receivables (79% growth over 2005).
• Aligned with the Company’s strategy, Sendas Distribuidora presented the positive effects of price repositioning and went through strong adjustment of expenses. As a result, EBITDA margin recovered, reaching 6.6% in 4Q06.

Pro Forma Financial and Operating Highlights (R$ million)

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%

Gross Sales	4,644	4,522	2.7%	16,460	16,121	2.1%
Net Sales	3,943	3,773	4.5%	13,880	13,413	3.5%
Gross Income	1,091	1,090	0.0%	3,972	3,975	-0.1%
Gross Margin - %	27.7%	28.9%	-120 bps	28.6%	29.6%	-100 bps
EBITDA	282	312	-9.7%	1,083	1,170	-7.4%
EBITDA Margin - %	7.2%	8.3%	-110 bps	7.8%	8.7%	-90 bps
Net Income	60	65	-7.9%	220	257	-14.5%
Net Margin - %	1.5%	1.7%	-20 bps	1.6%	1.9%	-30 bps

2006

In 2006, the Company focused on achieving higher efficiency levels and increased competitiveness, two important features that have allowed CBD to gain market share and trigger a virtuous cycle. The Company promoted a broad internal restructuring aiming at expenses reduction, which, in turn, allows the transfer of efficiency gains converted into lower prices to end consumers.

2007 Outlook

• Maintenance of competitiveness strategy. The nominal ‘same store sales’ growth expected for the year is 5%.
• Increased focus on non-food products, strengthening the e-comerce, intensifying global sourcing and consolidating the new category management process.
 • Expected opening of 10 hypermarkets and 20 supermarkets throughout 2007.

• Consolidation of expenses reduction program, creating the required conditions to increase competitiveness with profitability. The target for 2007 is operating expenses over net sales of 20%.
 • Minimum ROIC of 11% by year-end.
 • Recovery of sales and profitability levels in Rio de Janeiro, through the Vira Rio project, to increase EBITDA margin to near 5%, along with market share growth.

Message from the Management

2006 was a year of important adjustments for Grupo Pão de Açúcar. Despite strong deflation in some food products categories, we maintained our strategy to achieve increased competitiveness and reduction of expenses. These two features are crucial to support our market share recovery and to trigger a virtuous cycle.

One of the highlights for the period was the Company’s restructuring process, shaping and consolidating a professional base to support and drive the accelerated growth expected for coming years. We have promoted important changes in our executive board, which will be essential to reach our goals, and, consequently, greater profitability and returns. We now have a marketing executive officer, who consistently guides and directs the actions in all our banners. Additionally, the Commercial area was divided into two different departments – Food products and Non-food products – to promote specific strategies according to the profile and demand of each of these segments, and, as a result, boost our sales.

We also changed our stock option program to a more aggressive one, to ensure the alignment with the goals of strategic planning, resulting in a stronger commitment of the management to the Company’s results and to the value of shares in the market. Now, the performance of 110 executives awarded with the plan will be closely linked to performance indexes, and to the Return on Invested Capital (ROIC). In practice, we reshaped both the executives’ bonus and stock options related to that bonus, pursuant to the accomplishment of the established targets, turning the compensation package a more aggressive one when compared to the market. Now, the possibility of stock option gains is 100% of the annual bonus. Prior to the review, the amount of stock options an executive received was, on average, only 6% of the annual bonus.

At the year-end, the Group had 21 new stores – including 4 Extra Perto units (8 stores in the beginning of 2007), which represented our entry in the convenience retail segment, the fastest-growing store format in the country according to the Nielsen research institute. This will give us a greater flexibility to expand our reach to a public diverse from the ones we have already reached through the conventional formats. The expansion of stores based on this new format will be defined as we reach positive results, confirming the underlined plan. On the top of that, we expect 10 new hypermarkets and 20 supermarkets for 2007.

Even facing a sales scenario which gave little room to expenses dilution, we took some important steps forward to increase the investment in price competitiveness, a fundamental move to gain market share. We achieved important reductions in operating expenses, which totaled approximately R$120 million in the year. That reduction was essential to improve the competitiveness of the Company as it became better suited for each micro-market in which the stores are located, and led to an improvement in our image, an increase in customer traffic and a recovery in food products sales in the ‘same store’ concept.

Another focus in 2006 was the development of a long-term strategic planning, allowing us to match the short-term strategies to in-depth planning for the next four years, up to 2010. One of the established targets is to reach a significant sales growth for the coming years, reaching a gross sales level, in real terms, of R$25 billion by 2010, considering the opening of 150 new stores from 2006 to 2010. Cost reduction, a main focus in 2006, will continue. For 2007, our goal for expenses over net sales is 20%.

Our expectation is that the foundation laid now will continue to yield even better results in the coming years. We also expect a significant increase in non-food product sales as a percentage of total sales, due to several ongoing initiatives in that area. One of them is the consolidation of category management process, with the development of “Soluções” (Solutions) concept, which tries to understand the consumer’s shopping behavior by displaying together products from different categories related to each other by a common theme (‘Home World’, ‘Digital World’, ‘Entertainment World’, ‘Baby World’, etc). Additionally, we are strengthening sales through e-commerce, and expanding global sourcing and imports, which should increase the assortment of products.

Throughout the year, we worked as well in other important fronts of our business. We strengthened the relationship with our main partner, the French group Casino, aiming at sharing best practices that may be adapted to our reality, such as convenience stores, which led to the Extra Perto project. We also shared experiences and explored synergies in international trading and non-food areas.

Aiming at ensuring transparency to all our stakeholders, we have been working intensely to meet the requirements of the Sarbanes-Oxley Act (Sox), by creating new controls and adapting our processes. In light of all initiatives we have developed – the creation of the Sox committee, the Sox Agent in the stores, Group 404 (comprised of specialists), and the communication process that will be intensified in 2007 – we are confident to say that this issue is no longer just a project, but a sustainable theme for the Group.

Another important initiative related to the Group’s strategic goals is the new level we have established for ROIC (Return on Invested Capital), which should increase from 10% to 15% by 2010. In 2006, our ROIC was 10% and our goal in 2007 is to reach, at least, 11%.

We can say that 2006 was a year of expenses adjustments and strengthened competitiveness, whereas 2007 will be the year of sales. To achieve our main goal – increase sales - we will promote a campaign based on awards and incentives, primarily in the stores, aiming at involving and motivating employees to reach their sales targets, with the participation of the entire Company. At the same time, in order to support the technical and consistent decision making, we will also invest in the modernization of our management systems, adopting tools that will allow us to deepen our knowledge about consumers (Database Mining), measure media return, and analyze price elasticity, which will strengthen our competitiveness.

All these initiatives lead us to believe even more in our mission: ensure the best shopping experience for all of our clients in each of our stores. We intend to be the best shopping alternative for consumers and the best investment for our shareholders, reinforcing our commitment to social responsibility and the importance of our contribution to the country’s development.

Abilio dos Santos Diniz
Chairman of the Board

Cássio Casseb Lima
CEO

Sales Performance

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
Gross Sales	4,644	4,522	2.7%	16,460	16,121	2.1%
Net Sales	3,943	3,773	4.5%	13,880	13,413	3.5%

Grupo Pão de Açúcar’s gross sales grew by 2.1% in 2006, totaling R$16.5 billion. Net sales recorded a 3.5% increase year-on-year, reaching R$13.9 billion.

In the ‘same store’ concept, gross sales fell slightly by 0.1%, and net sales went up by 1.1% in 2006. That performance resulted from price deflation in certain categories of food products (primarily perishables and commodities), and also from lower prices adopted by the Company for some key products.

Non-food products accounted for 26.5% of the Group’s sales, and the ‘same store sales’ for that category was 12.6% in the year, offsetting the negative 3.9% performance of food products. The strong performance of non-food products category was mainly due to the electronic and home appliance category (especially computers & add-ons), which maintained the significant growth in the second half as a result of a more appropriate product mix (improvement in assortment) offered in our stores.

In 4Q, total gross sales grew by 2.7%, reaching R$4,643.7 million, while net sales reached R$3,943.2 million, a 4.5% growth.

Gross sales in the ‘same store’ concept reached a 1.6% growth in the quarter, whereas net sales increased by 2.3% . That performance reflects the increase in customer traffic, especially in Pão de Açúcar stores – which was positively impacted by the price reduction strategy (with focus on high-visibility items), which also contributed to improve price perception among consumers. These initiatives, in line with the Company’s overall strategy, brought higher competitiveness in our banners and led to a more favorable sales in the Group starting in the second half of the year.

Even though price deflation in food products negatively impacted sales performance in 2006, the Group’s expectation for 2007 is that the sales growth in the ‘same store’ concept surpasses the inflation rate, given the more favorable scenario for food products, backed by the competitiveness strategy and by the continuing significant growth in non-food products sales.

Operating Performance Nonrecurring events affected operating results

Comments on Grupo Pão de Açúcar’s operating performance refer to consolidated figures, including the operating results of Sendas Distribuidora (the Group’s association with the Sendas, in the State of Rio de Janeiro).

In 2006, the Group’s operating results were affected by the following nonrecurring items:

(i) The provision and payment for contingency, accounted in 3Q, related to value-added (ICMS) tax assessments for transactions of purchase, industrialization and sales of soybeans exclusively for exports, in the amount of R$96.8 million, of which R$54.4 million affected Cost of Goods Sold (COGS), and R$42.4 million affected financial expenses (related to fines and interest). Thus, the total impact, net of income tax, on the net income was R$74.9 million;

(ii) Nonrecurring expenses related to organizational restructuring totaling R$56.9 million, of which R$29.1 million impacted selling expenses, and R$27.8 million impacted the general and administrative expenses.

The aforementioned effects are demonstrated in the table below:

Income Statement - Pro forma reconciliation (thousand R$)

	4th Quarter			Year

	Reported		Pro Forma	Reported		Pro Forma

		Restructuring			Restructuring
	2006		2006	2006	+ soy exports	2006

Gross Sales Revenue	4,643,655		4,643,655	16,460,296		16,460,296
Net Sales Revenue	3,943,231		3,943,231	13,880,403		13,880,403
Cost of Goods Sold	(2,852,519)		(2,852,519)	(9,962,965)	54,345	(9,908,620)
Gross Profit	1,090,712		1,090,712	3,917,438		3,971,783
Operating (Expenses) Income
Selling	(665,736)	16,556	(649,180)	(2,418,929)	29,095	(2,389,834)
General and Administrative	(174,714)	15,404	(159,310)	(527,145)	27,804	(499,341)
Total Operating Expenses	(840,450)		(808,490)	(2,946,074)		(2,889,175)
EBITDA	250,262		282,222	971,364		1,082,608
EBIT	90,453		122,413	423,421		534,665
Net Financial Income (Expense)	(16,642)		(16,642)	(220,627)	42,426	(178,201)
Income Before Income Tax	(259,365)		(227,405)	(258,555)		(104,885)
Income Tax	(726)		(726)	(1,472)	(19,509)	(20,981)
Net Income Before Minority Interest	(260,091)		(260,091)	(260,027)		(260,027)
Minority Interest	292,233		292,233	358,972		358,972
Net Income	27,721	31,960	59,681	85,524	134,161	219,685
Net Income per 1,000 shares	0.24		0.52	0.75		1.93

% of Net Sales	4Q06		4Q06	2006		2006

Gross Profit	27.7%		27.7%	28.2%		28.6%
Total Operating Expenses	-21.3%		-20.5%	-21.2%		-20.8%
Selling	-16.9%		-16.5%	-17.4%		-17.2%
General and Administrative	-4.4%		-4.0%	-3.8%		-3.6%
EBITDA	6.3%		7.2%	7.0%		7.8%
EBIT	2.3%		3.1%	3.1%		3.9%
Net Financial Income (Expense)	-0.4%		-0.4%	-1.6%		-1.3%
Income Before Income Tax	-6.6%		-5.8%	-1.9%		-0.8%
Income Tax	0.0%		0.0%	0.0%		-0.2%
Net Income	0.7%		1.5%	0.6%		1.6%

27.7% gross margin in the quarter Performance reflects Group’s price reduction strategy

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
Gross Income	1,091	1,090	0.0%	3,972	3,975	-0.1%
Gross Margin - %	27.7%	28.9%		28.6%	29.6%

In 2006, pro forma gross income totaled R$3,971.8 million compared to R$3,975.3 million in 2005, remaining flat in the year-on-year comparison. Pro forma gross margin decreased from 29.6% in 2005 to 28.6% in 2006, due to Company’s strategic positioning throughout the year, focused on reducing price discrepancies and adopting more aggressive prices for the traffic-generating products.

In 4Q06, gross income totaled R$1,090.7 million with a 27.7% gross margin, lower than the 28.9% margin reported in the same period of the previous year.

In 4Q06 prices were adjusted to each stores’ micro-markets, which definitely improved the Group’s competitiveness and allowed an improvement in the image, an increase in the customer traffic and the recovery of food products sales in the ‘same store’ concept.

Operating Expenses Impact of nonrecurring events and unfavorable scenario for dilution

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
Selling Expenses	649	620	4.7%	2,390	2,300	3.9%
Gen. Adm. Exp.	159	158	0.9%	499	506	-1.2%

Operating Exp.	808	778	3.9%	2,889	2,806	3.0%
% of net sales	20.5%	20.6%		20.8%	20.9%

Pro forma operating expenses totaled R$2,889.2 million in 2006, corresponding to 20.8% of net sales, nearly the same amount reported in the previous year.

Expense dilution was negatively affected by the sales scenario throughout mot part of the year.

For comparison purposes, it is worth to point out that lease expenses were not reflected in the previous year. Thus, deducting the R$83.4 million (related to the 60 stores sold to Fundo Imobiliário Península), the expenses over net sales would have been 20.2% (against 20.9% in 2005).

Results of actions aiming at efficiency and productivity gains may already be observed in 2006, and will continue to be pursued in 2007.

In 4Q06, pro forma operating expenses totaled R$808.5 million, with a 3.9% growth year-on-year, reaching 20.5% of net sales (against 20.6% in 4Q05). General and administrative expenses represented R$159.3 million, a 0.9% increase year-on-year. In the same period, selling expenses totaled R$649.2 million, and 16.5% as a percentage of net sales, in line with the reported in the previous year.

Pro forma EBITDA margin of 7.8% in the year Implementation and consolidation of important adjustments.

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
EBITDA	282	312	-9.7%	1,083	1,170	-7.4%
EBITDA Margin	7.2%	8.3%		7.8%	8.7%

Pro forma EBITDA totaled R$ 1,082.7 million in 2006, a 7.4% drop when compared to 2005, with 7.8% margin. Grupo Pão de Açúcar went through important adjustments in 2006, with the Company implementing and consolidating several initiatives. Those initiatives have played a fundamental role in the sales upturn recorded since year-end. Excluding leases, which were not reflected in 2005, pro forma EBITDA margin would have been 8.4% for the year (compared to 8.7% in 2005).

In 4Q06, pro forma EBITDA was R$282.2 million, a 7.2% margin (8.3% in 2005) and 9.7% decrease year-on-year, affected by the price competitiveness strategy (a 120 basis points drop in gross margin compared to 2005).

Financial Income 2006 presented promotional environment and lower interest rates

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
Financ. Revenue	107	96	11.5%	383	439	-12.7%
Financ. Expenses	(123)	(140)	-12.3%	(561)	(675)	-17.0%

Net Financial Income	(17)	(45)	-62.9%	(178)	(237)	-24.8%

Financial revenues reached R$382.8 million in 2006, a 12.7% decline compared to R$438.6 million in 2005, due to lower revenues derived from financial investments, resulting mainly from lower interest rates and a very promotional environment for credit sales.

Pro forma financial expenses in the year totaled R$561 million, an even larger drop of 17.0% when compared to R$675.5 million reported in 2005. The lower interest rates, which decreased from 19% to 15% in 2006, were the main factor behind that result.

Pro forma net financial income was a negative R$178.2 million in the year, a 24.8% increase compared to the same period of 2005.

Net bank indebtedness increased by R$344.3 million year-on-year; that growth was mainly a result of R$429.3 reduction in cash. Net bank indebtedness represented 0.67x the year’s EBITDA.

In 4Q06, financial revenues were R$106.6 million, up by 11.5% . Financial expenses totaled R$123.2 million, with a 12.3% decrease, resulting in a negative net financial income of R$16.6 million.

Equity Income Equity income is negative, but within the expected range

In 2006, Financeira Itaú-CBD’s results were affected by the high default rate in the sector, and by the fierce competition that affected the credit market.

FIC ended 2006 representing 13% of Group’s total sales, with 5.1 million clients, a 27.5% growth compared to 2005 (4 million clients). The number of branches in the Group’s stores increased from 308 in 2005 to 340 in 2006.

FIC continued to implement and consolidate its product portfolio throughout the year. The private label cards reached 3.5 million clients in the year-end. FIC also launched new products and services like interest-bearing installment sales and personal loans, with excellent performance in 2006.

The receivables portfolio reached R$ 893 million in the year-end, as a result of products sold in the Company’s stores.

In 2006, FIC’s performance was in line with the planning. FIC’s break-even is expected for the end of 2007.

Non-operating income

The Company reviewed the economic and financial assumptions that backed the future recognition of the goodwill of Sendas Distribuidora. Based on that review, a provision for partial reduction of goodwill was created, whose net effect in the consolidated non-operating income was R$268.9 million in 4Q06. Net non-operating income in the year also includes asset write-offs related to the closing of stores.

Minority Interest: Sendas Distribuidora Effects of price repositioning and strong expense adjustment already yield results

Over 2006, Sendas Distribuidora experienced the positive effects of price repositioning and strict expenses adjustment adopted by the Company.

Gross sales totaled R$3,203.7 million, a 3.8% decrease compared to 2005, and represented 19.5% of the Group’s sales. Net sales reached R$2,776.7 million in 2006.

Although ‘same store sales’ fell by 1.4% in 2006, sales in Rio de Janeiro have already been recovering from the downward trend in the first months of 2007.

Grupo Pão de Açúcar implemented the Vira Rio Project to improve performance in Rio de Janeiro. The initiative was created to ensure CBD’s strength in an increasingly competitive market with very specific features, through a new action plan, focused on operational autonomy and decision-making agility.

Sendas Distribuidora’s gross margin reached 26.7% in 2006, a 230 basis points decrease compared to 2005, due to lower prices adopted by the Company since 2Q06.

Although operating expenses were 6.5% lower in 2006, the sales scenario did not allow a greater dilution of these expenses. EBITDA margin in the period was 3.9%, lower than the 5.4% recorded in 2005, mainly due to the period’s lower gross margin.

In 4Q06 gross sales totaled R$883.5 million, and net sales were R$760.8 million, decreasing by 4.9% and 5.3%, respectively, when compared to the same period of the previous year.

Gross income was R$214.4 million, with a gross margin of 28.2% .

EBITDA margin reached 6.6% in 4Q06 (5.3% in 4Q05), as a result of lower expenses, when compared to the previous quarter, and of the de-centralization of the operations Rio de Janeiro, which has already started yielding its first results.

Net Income Quarter’s results is strongly affected by higher competitiveness

R$ millions	4Q06	4Q05	Chg.%	2006	2005	Chg.%
Net Income	60	65	-7.9%	220	257	-14.5%
Net Margin - %	1.5%	1.7%		1.6%	1.9%

Pro forma net income in 2006 totaled R$219.7 million, or 1.6% of net revenue, compared to R$257.0 million, or 1.9% of net revenue, reported in 2005. The decline was mainly due to price reduction strategy, which directly affected gross margin, and lease expenses, which as from 4Q05, became a recurring expense.

In the 4Q06/4Q05 comparison, pro forma net income fell by 7.9%, from R$64.8 million in 4Q05 to R$59.7 million in 4Q06, primarily due to a lower gross margin.

Investments Investments resumed and opening of 18 stores in 4Q06

In 2006, Group’s investments totaled R$854.3 million, higher than the R$842.3 million invested in 2005.

The breakdown of investments is as follows:

  R$ 261.4 million for the opening of new stores;
  R$ 182.6 million for the acquisition of strategic lands;
  R$ 289.5 million for store renovation and modernization, in all banners;
  R$ 120.8 million for infrastructure (technology, logistics, and others).

21 stores were opened throughout the year: three Pão de Açúcar, nine CompreBem, five Extra and four Extra Perto units (convenience retail).

Most openings happened in 4Q06, with the opening of 18 stores (two Pão de Açúcar, eight CompreBem, four Extra and four Extra Perto), in addition to investments in renovation and infrastructure. The total amount invested in the quarter was R$ 333.8 million, compared to R$ 240.6 million recorded in the same period of 2005.

Subsequent Events: 6th Issuance of Debentures and BNDES

a) Issuance of Debentures

On February 16, 2007, the Company filed at CVM the request for registration of the 6th public issuance of simple, registered, book-entry, unsecured Debentures, not convertible into shares, with total nominal value of R$800 million.

The issuance will be carried out in two tranches, and the number of Debentures to be allocated in each of the tranches will be defined through a bookbuilding process.

Through the public issuance of the 1st tranche Debentures, the issuer (CBD) plans to raise R$400 million, which will be destined to the payment of bank debts maturing in 2007. The funds raised through the issuance of the 2nd tranche Debentures, in its turn, will be exclusively destined to extend the maturity of part and/or the entire issuer’s debt deriving from the outstanding 5th Issuance Debentures.

The interest will be based on the Interbank Deposit Certificate (CDI), plus the spread that will be defined in the bookbuilding process. The Company believes that such spread will be significantly lower than the current rate of the 5th issuance, of CDI+0.95% per year, which will be subject to the investors’ evaluation. The maximum spread over CDI rate will be 0.70% .

The Debentures will mature in seventy two (72) months starting on the issuance date, thus maturing in March 1st, 2013.

For further information on this issuance, refer to the preliminary prospectus on our IR website, at www.cbd-ri.com.br.

b) Granting of Financial Support – BNDES

In the first half of 2006, CBD requested financial support for its investment program to BNDES. The request was classified (under BNDES’ specific categories) by mid 2006, when documents started to be analyzed.

In meeting held on March 8, 2007 the BNDES’ executive board authorized the granting of financial support requested in the amount of R$187.3 million with grace period of 6 months and 60 months for amortization, with interest rates between 2.7% and 3.2% above TJLP (Long-Term Interest Rate).

The financial support granted has a 60-day term to be contracted by CBD and will be entirely destined to investments already made by the Company in the opening of 15 new stores and the modernization of several existing stores.

Relationship with Independent Auditors

In compliance with the CVM Rule 381, the auditing company Ernst & Young Auditores Independentes S/A did not render services unrelated to external audit at levels higher than 5% of the total amount of their financial statement audit fees.

The Company’s policy in contracting services unrelated to the external audit with their independent auditors is grounded on principles preserving the independence of these professionals. These principles, which follow locally and internationally accepted guidelines, consist of: (a) auditors must not audit their own work, (b) auditors must not perform managerial duties for their client, and (c) auditors must not promote their client’s interests.

Pro-Forma
Consolidated Income Statement - Corporate Law Method (thousand R$)

	4th Quarter			Year

	2006	2005	%	2006	2005	%

Gross Sales Revenue	4,643,655	4,522,079	2.7%	16,460,296	16,120,963	2.1%
Net Sales Revenue	3,943,231	3,772,986	4.5%	13,880,403	13,413,396	3.5%
Cost of Goods Sold	(2,852,519)	(2,682,673)	6.3%	(9,908,620)	(9,438,126)	5.0%
Gross Profit	1,090,712	1,090,313	0.0%	3,971,783	3,975,270	-0.1%
Operating (Expenses) Income
Selling	(649,180)	(620,112)	4.7%	(2,389,834)	(2,300,026)	3.9%
General and Administrative	(159,310)	(157,833)	0.9%	(499,341)	(505,652)	-1.2%
Total Operating Expenses	(808,490)	(777,945)	3.9%	(2,889,175)	(2,805,678)	3.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	282,222	312,368	-9.7%	1,082,608	1,169,592	-7.4%
Depreciation and Amortization	(159,809)	(238,655)	-33.0%	(547,943)	(625,281)	-12.4%
Earnings before interest and taxes
-EBIT	122,413	73,713	66.1%	534,665	544,311	-1.8%
Taxes and Charges	(21,430)	(9,249)	131.7%	(84,923)	(63,150)	34.5%
Financial Income	106,588	95,555	11.5%	382,761	438,602	-12.7%
Financial Expenses	(123,230)	(140,453)	-12.3%	(560,962)	(675,451)	-17.0%
Net Financial Income (Expense)	(16,642)	(44,898)	-62.9%	(178,201)	(236,849)	-24.8%
Equity Income/Loss	(11,302)	(4,001)		(53,197)	(16,190)
Operating Result	73,039	15,565	369.3%	218,344	228,122	-4.3%
Non-Operating Result	(300,444)	37,923		(323,229)	32,131
Income Before Income Tax	(227,405)	53,488	-525.2%	(104,885)	260,253	-140.3%
Income Tax	(726)	(594)		(20,981)	(52,994)
Income Before Minority Interest	(228,131)	52,894	-531.3%	(125,866)	207,259	-160.7%
Minority Interest	292,233	20,347		358,972	64,184
Income Before Profit Sharing	64,102	73,241	-12.5%	233,106	271,443	-14.1%
Employees' Profit Sharing	(4,421)	(8,453)		(13,421)	(14,453)
Net Income	59,681	64,788	-7.9%	219,685	256,990	-14.5%
Net Income per 1,000 shares	0.52	0.57	-8.0%	1.93	2.26	-14.6%
No of shares (in thousand)	113,771,378	113,667,915		113,771,378	113,667,915

% of Net Sales	4Q06	4Q05		2006	2005

Gross Profit	27.7%	28.9%		28.6%	29.6%
Total Operating Expenses	-20.5%	-20.6%		-20.8%	-20.9%
Selling	-16.5%	-16.4%		-17.2%	-17.1%
General and Administrative	-4.0%	-4.2%		-3.6%	-3.8%
EBITDA	7.2%	8.3%		7.8%	8.7%
Depreciation and Amortization	-4.1%	-6.3%		-4.0%	-4.7%
EBIT	3.1%	2.0%		3.9%	4.1%
Taxes and Charges	-0.5%	-0.3%		-0.6%	-0.5%
Net Financial Income (Expense)	-0.4%	-1.2%		-1.3%	-1.8%
Non-Operating Result	-7.6%	1.0%		-2.3%	0.2%
Income Before Income Tax	-5.8%	1.4%		-0.8%	1.9%
Income Tax	0.0%	0.0%		-0.2%	-0.4%
Minority Interest/Employees' Profit	7.3%	0.3%		2.5%	0.4%
Net Income	1.5%	1.7%		1.6%	1.9%

Consolidated Income Statement - Corporate Law Method (thousand R$)

	4th Quarter			Year

	2006	2005	%	2006	2005	%

Gross Sales Revenue	4,643,655	4,522,079	2.7%	16,460,296	16,120,963	2.1%
Net Sales Revenue	3,943,231	3,772,986	4.5%	13,880,403	13,413,396	3.5%
Cost of Goods Sold	(2,852,519)	(2,682,673)	6.3%	(9,962,965)	(9,438,126)	5.6%
Gross Profit	1,090,712	1,090,313	0.0%	3,917,438	3,975,270	-1.5%
Operating (Expenses) Income
Selling	(665,736)	(620,112)	7.4%	(2,418,929)	(2,300,026)	5.2%
General and Administrative	(174,714)	(157,833)	10.7%	(527,145)	(505,652)	4.3%
Total Operating Expenses	(840,450)	(777,945)	8.0%	(2,946,074)	(2,805,678)	5.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	250,262	312,368	-19.9%	971,364	1,169,592	-16.9%
Depreciation and Amortization	(159,809)	(238,655)	-33.0%	(547,943)	(625,281)	-12.4%
Earnings before interest and taxes
-EBIT	90,453	73,713	22.7%	423,421	544,311	-22.2%
Taxes and Charges	(21,430)	(9,249)	131.7%	(84,923)	(63,150)	34.5%
Financial Income	106,588	95,555	11.5%	382,761	438,602	-12.7%
Financial Expenses	(123,230)	(140,453)	-12.3%	(603,388)	(675,451)	-10.7%
Net Financial Income (Expense)	(16,642)	(44,898)	-62.9%	(220,627)	(236,849)	-6.8%
Equity Income/Loss	(11,302)	(4,001)		(53,197)	(16,190)
Operating Result	41,079	15,565	163.9%	64,674	228,122	-71.6%
Non-Operating Result	(300,444)	37,923		(323,229)	32,131
Income Before Income Tax	(259,365)	53,488	-584.9%	(258,555)	260,253	-199.3%
Income Tax	(726)	(594)		(1,472)	(52,994)
Income Before Minority Interest	(260,091)	52,894	-591.7%	(260,027)	207,259	-225.5%
Minority Interest	292,233	20,347		358,972	64,184
Income Before Profit Sharing	32,142	73,241	-56.1%	98,945	271,443	-63.5%
Employees' Profit Sharing	(4,421)	(8,453)		(13,421)	(14,453)
Net Income	27,721	64,788	-57.2%	85,524	256,990	-66.7%
Net Income per 1,000 shares	0.24	0.57	-57.3%	0.75	2.26	-66.8%
No of shares (in thousand)	113,771,378	113,667,915		113,771,378	113,667,915

% of Net Sales	4Q06	4Q05		2006	2005

Gross Profit	27.7%	28.9%		28.2%	29.6%
Total Operating Expenses	-21.3%	-20.6%		-21.2%	-20.9%
Selling	-16.9%	-16.4%		-17.4%	-17.1%
General and Administrative	-4.4%	-4.2%		-3.8%	-3.8%
EBITDA	6.3%	8.3%		7.0%	8.7%
Depreciation and Amortization	-4.1%	-6.3%		-4.0%	-4.7%
EBIT	2.3%	2.0%		3.1%	4.1%
Taxes and Charges	-0.5%	-0.3%		-0.6%	-0.5%
Net Financial Income (Expense)	-0.4%	-1.2%		-1.6%	-1.8%
Non-Operating Result	-7.6%	1.0%		-2.3%	0.2%
Income Before Income Tax	-6.6%	1.4%		-1.9%	1.9%
Income Tax	0.0%	0.0%		0.0%	-0.4%
Minority Interest/Employees' Profit	7.3%	0.3%		2.5%	0.4%
Net Income	0.7%	1.7%		0.6%	1.9%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	4th Quarter/06	4th Quarter/05

Current Assets	4,878,416	4,704,528
Cash and Banks	247,677	168,603
Marketable securities	1,033,834	1,542,234
Credit	378,826	396,392
Customer credit financing	30	6,044
Credit sales with post-dated checks	28,699	59,996
Credit cards companies	299,272	283,800
Sales vouchers and others	63,422	51,288
Allowance for doubtful accounts	(12,597)	(4,736)
Resuting from commercial agreements	397,098	263,556
Accounts receivable - PAFIDC	845,668	756,778
Inventories	1,231,963	1,115,286
Recoverable taxes	378,849	270,389
Deferred income and social contribution taxes	238,676	84,745
Prepaid expenses and others	125,825	106,545
Noncurrent Assets	6,793,857	6,218,684
Long-Term Assets	1,766,034	1,149,423
Trade accounts receivable	334,247	293,529
Recoverable taxes	95,970	205,847
Deferred income and social contribution taxes	837,676	383,584
Amounts receivable from related parties	245,606	4,519
Judicial deposits	234,901	228,969
Others	17,634	32,975
Permanent Assets	5,027,823	5,069,261
Investments	79,557	62,355
Property and equipment	4,241,040	3,861,714
Intangible assets	630,945	1,083,501
Deferred charges	76,281	61,691

TOTAL ASSETS	11,672,273	10,923,212

Current Liabilities	3,823,909	2,569,431
Accounts payables to suppliers	2,027,268	1,654,234
Loans and financing	800,221	422,614
Recallable fund quotas - PAFIDC	71,100	-
Debentures	414,761	17,979
Payroll and related charges	173,010	157,639
Taxes and social contributions payable	68,675	89,753
Dividends proposed	20,312	62,053
Financing for purchase of fixed assets and others	248,562	165,159
Noncurrent Liabilities
Long-Term Liabilities	2,877,821	3,814,022
Loans and financing	719,128	1,213,838
Recallable fund quotas - PAFIDC	663,024	738,612
Debentures	-	401,490
Taxes payable in installments	261,101	313,471
Provision for contingencies	1,209,463	1,076,911
Others	25,105	69,700

Minority Interest	128,416	287,387

Shareholder's Equity	4,842,127	4,252,372
Capital	3,954,629	3,680,240
Capital reserves	517,331	-
Revenue reserves	370,167	572,132

TOTAL LIABILITIES	11,672,273	10,923,212

	December 31

Cash flow from operating activities	2006	2005

Net income for the year	85,524	256,990
Adjustment to reconcile net income
Deferred income tax	(90,729)	(80,867)
Residual value of permanent asset disposals	70,223	(13,689)
Net gains from shareholding dilution	(58,151)	(56,780)
Depreciation and amortization	547,943	625,281
Interest and monetary variations, net of payments	375,519	153,071
Equity results	53,197	16,190
Provision for contingencies	94,010	51,855
Provisions for Fixed Assets Write-Off and losses	12,685
Provisions for Goodwill Amortization	268,886
Minoritary interest	(358,972)	(64,184)

	1,000,135	887,867

(Increase) decrease in assets
Accounts receivable	(226,079)	19,971
Advances to suppliers and employees	3,755	(3,767)
Inventories	(116,677)	(25,638)
Recoverable Taxes	13,065	49,844
Others assets	(14,794)	55,503
Related parties	(39,079)	(3,627)
Judicial Deposits	5,159	(30,919)

	(374,650)	61,367

Increase (decrease) in liabilities
Suppliers	373,034	108,785
Payroll and related charges	15,371	7,382
Income and Social contribution taxes payable	(165,468)	(30,163)
Others accounts payable	89,133	28,242

	312,070	114,246

Net cash flow generated by operating activities	937,555	1,063,480

	December 31

	2006	2005

Net cash from investing activities
Increase in investments	(4,107)	(21,537)
Acquisition of property and equipment	(827,665)	(878,063)
Increase in deferred assets	(28,640)	(74,540)
Increase in intangible assets	(1,322)
Capital increase in subsidiaries	(70,444)
Sales of property and equipment	13,790	1,036,301

Net cash flow used in investing activities	(918,388)	62,161

Cash Flow from Financing Activities
Capital Increase	7,212	6,445
Capital Reserve Increase	37
Financings
Funding and Re-Financing	199,549	899,814
Payments	(593,238)	(1,411,474)
Dividend payments	(62,053)	(89,059)

Net cash flow generation (expenditure) in financing activities	(448,493)	(594,274)

Net decrease in cash and cash equivalents	(429,326)	531,367

Cash, banks and marketable securities at end of year	1,281,511	1,710,837
Cash, banks and marketable securities at beginning of year	1,710,837	1,179,470

Changes in cash and cash equivalents	(429,326)	531,367

Cash flow suplemental information
Interest paid on loans and financings	113,568	547,343

Gross Sales per Format (R$ thousand)

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	2,685,226	22.7%	2,946,452	25.4%	-8.9%
Extra	5,963,251	50.5%	5,565,844	48.0%	7.1%
CompreBem	1,931,691	16.3%	1,889,520	16.2%	2.2%
Extra Eletro	256,436	2.2%	204,979	1.8%	25.1%
Sendas**	980,037	8.3%	992,089	8.6%	-1.2%

CBD	11,816,641	100.0%	11,598,884	100.0%	1.9%

4th Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar*	959,692	20.7%	983,494	21.8%	-2.4%
Extra	2,455,752	52.9%	2,318,846	51.3%	5.9%
CompreBem	760,626	16.4%	723,996	16.0%	5.1%
Extra Eletro	109,008	2.3%	100,481	2.2%	8.5%
Sendas**	358,577	7.7%	395,262	8.7%	-9.3%

CBD	4,643,655	100.0%	4,522,079	100.0%	2.7%

Year	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	3,644,918	22.1%	3,929,946	24.4%	-7.3%
Extra	8,419,003	51.2%	7,884,690	48.9%	6.8%
CompreBem	2,692,317	16.4%	2,613,516	16.2%	3.0%
Extra Eletro	365,444	2.2%	305,460	1.9%	19.6%
Sendas**	1,338,614	8.1%	1,387,351	8.6%	-3.5%

CBD	16,460,296	100.0%	16,120,963	100.0%	2.1%

*Sales growth in Pão de Açúcar format were affected by the stores closing and by the conversion of stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar	2,239,830	22.6%	2,429,602	25.2%	-7.8%
Extra	5,001,326	50.3%	4,608,655	47.8%	8.5%
CompreBem	1,634,569	16.4%	1,582,870	16.4%	3.3%
Extra Eletro	200,878	2.0%	155,842	1.6%	28.9%
Sendas*	860,569	8.7%	863,441	9.0%	-0.3%

CBD	9,937,172	100.0%	9,640,410	100.0%	3.1%

4th Quarter	2006	%	2005	%	Chg.(%)

Pão de Açúcar	851,880	21.6%	815,323	21.6%	4.5%
Extra	2,048,774	52.0%	1,923,677	51.0%	6.5%
CompreBem	644,882	16.4%	611,385	16.2%	5.5%
Extra Eletro	84,682	2.1%	76,947	2.0%	10.1%
Sendas*	313,013	7.9%	345,654	9.2%	-9.4%

CBD	3,943,231	100.0%	3,772,986	100.0%	4.5%

Year	2006	%	2005	%	Chg.(%)

Pão de Açúcar	3,091,710	22.3%	3,244,925	24.2%	-4.7%
Extra	7,050,100	50.8%	6,532,332	48.7%	7.9%
CompreBem	2,279,451	16.4%	2,194,255	16.4%	3.9%
Extra Eletro	285,560	2.1%	232,789	1.7%	22.7%
Sendas*	1,173,582	8.4%	1,209,095	9.0%	-2.9%

CBD	13,880,403	100.0%	13,413,396	100.0%	3.5%

*Sales growth in Pão de Açúcar format were affected by the stores closing and by the conversion of stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006			2005

	9 Months	4th Q	Year	9 Months	4th Q	Year

Cash	49.3%	49.9%	49.5%	50.8%	49.5%	50.4%
Credit Card	38.6%	38.6%	38.6%	36.8%	37.7%	37.1%
Food Voucher	8.0%	8.1%	8.0%	7.5%	7.8%	7.5%
Credit	4.1%	3.4%	3.9%	4.9%	5.0%	5.0%
Post-dated Checks	2.2%	1.8%	2.0%	3.0%	2.8%	3.0%
Installment Sales	1.9%	1.6%	1.9%	1.9%	2.2%	2.0%

Data per Format on December 31, 2006

	#	#	#	Sales
	Checkouts	Employees	Stores	Area (m2)

Pão de Açúcar	2,013	14,037	164	221,383
CompreBem	2,055	8,432	186	225,829
Sendas	931	4,653	62	107,355
Extra	4,041	25,710	83	629,091
Extra Eletro	165	641	50	33,713
Extra Perto	9	22	4	613

Total Stores	9,214	53,495	549	1,217,984

Administration	-	2,510	-	-
Loss Prevention	-	3,802	-	-
Distribution Centers	-	3,800	-	-

Total CBD	9,214	63,607	549	1,217,984

Stores by Format

	Pão de		Extra-			Extra-		Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	CBD	Area (m2)	Employees

12/31/2005	185	79	50	176	66	-	556	1,206,254	62,803

Opened	1	1		1			3
Closed	(19)			(3)	(3)		(25)
Converted	(2)			2			-

9/30/2006	165	80	50	176	63	-	534	1,176,439	61,136

Opened	2	4		8		4	18
Closed	(2)	(1)					(3)
Converted	(1)			2	(1)		-

12/31/2006	164	83	50	186	62	4	549	1,217,984	63,607

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	4thQ/06	4thQ/05	chg.(%)	2006	2005	chg.(%)

Pão de Açúcar	1,437	1,322	8.7%	1,315	1,292	1.8%
Extra	1,328	1,329	-0.1%	1,162	1,151	1.0%
CompreBem	1,159	1,126	2.9%	1,050	1,057	-0.7%
Extra Eletro	1,078	993	8.6%	903	750	20.4%
Sendas	1,088	1,098	-0.9%	984	973	1.1%

CBD	1,289	1,259	2.4%	1,147	1,142	0.4%

Gross sales per employee/month

	4thQ/06	4thQ/05	chg.(%)	2006	2005	chg.(%)

Pão de Açúcar	23,025	22,237	3.5%	22,487	21,873	2.8%
Extra	31,937	33,143	-3.6%	29,054	28,544	1.8%
CompreBem	30,351	27,720	9.5%	27,225	24,723	10.1%
Extra Eletro	56,485	58,348	-3.2%	50,565	43,725	15.6%
Sendas	25,056	21,359	17.3%	22,040	18,994	16.0%

CBD	29,042	28,169	3.1%	26,587	25,379	4.8%

Average ticket - Gross sales

	4thQ/06	4thQ/05	chg.(%)	2006	2005	chg.(%)

Pão de Açúcar	26.9	25.8	4.3%	25.3	24.8	2.0%
Extra	52.3	51.4	1.8%	49.5	48.3	2.5%
CompreBem	21.2	20.3	4.4%	19.7	19.0	3.7%
Extra Eletro	381.0	390.4	-2.4%	399.3	370.9	7.7%
Sendas	23.3	23.1	0.9%	21.7	21.4	1.4%

CBD	34.6	33.2	4.2%	32.1	31.1	3.2%

Gross sales per checkout/month

	4thQ/06	4thQ/05	chg.(%)	2006	2005	chg.(%)

Pão de Açúcar	158,047	145,977	8.3%	144,805	138,524	4.5%
Extra	207,370	209,307	-0.9%	182,623	184,560	-1.0%
CompreBem	127,085	119,786	6.1%	113,854	113,313	0.5%
Extra Eletro	220,218	202,991	8.5%	184,568	152,804	20.8%
Sendas	127,314	130,968	-2.8%	116,063	117,352	-1.1%

CBD	170,663	165,219	3.3%	151,816	150,532	0.9%

4Q06 Results Conference Call. Monday, April 2, 2007.

Conference Call in Portuguese with simultaneous translation into English:
10:30 AM (Brasília); 9:30 AM (ET USA); 1:30 PM (GMT)

:: Opening ::

Abilio Diniz – Chairman of the Board of Directors

Cássio Casseb - CEO

:: Participants ::

Enéas Pestana - CFO

Cláudia Pagnano – Marketing Executive Officer

Maria Aparecida Fonseca – Human Resources Executive Officer

Daniela Sabbag – Investor Relations Officer

For Portuguese conference call (audio in Portuguese, posting questions in Portuguese for Q&A), please call (+55 11) 2101-4848, Code: CBD a few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br. A replay will also be available after the end of the conference call by calling (+55 11) 2101-4848, Code: CBD.

For English conference call (audio in English – simultaneous translation, posting questions in English for Q&A), please call (+1 973) 935-8758, code: CBD or 8509370, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br/eng. Replay available after the end of the conference call in the phone number (+1 973) 341-3080, code: 8509370.

GRUPO PÃO DE AÇÚCAR (GPA)	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677	Email: tereza.kaneta@mz-ir.com
Email: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business outlook, the previews on operating and financial results and referring to the Company’s growth potential are merely projections and were based on the Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes, the performance of Brazilian economy, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 30, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.